EXHIBIT 12.1

	Ratio of Earnings to Fixed Charges
	(dollars in thousands, except ratio data)
	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2007 (1)	2006	2005	2004	2003	2002
Fixed Charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$9,809	$29,492	$17,849	$22,868	$23,723	$23,746

Interest expense on portion of rent expense representative of interest	5,117	19,899	14,614	9,089	7,604	7,206

Total Fixed Charges	$14,926	$49,391	$32,463	$31,957	$31,327	$30,952

Earnings (Loss):
Net loss before provision for income taxes	$(51,029)	$(251,173)	$(239,439)	$(242,898)	$(185,324)	$(219,716)

Fixed Charges per above	14,926	49,391	32,463	31,957	31,327	30,952

Total Earnings (Loss)	(36,103)	$(201,782)	$(206,976)	$(210,941)	$(153,997)	$(188,764)

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—

Coverage deficiency (2)(3)(4)	$(51,029)	$(251,173)	$(239,439)	$(242,898)	$(185,324)	$(219,716)

(1)	Amounts presented are for the three months ended March 31, 2007.

(2)	The Company’s Coverage deficiency for 2006 includes charges for lease termination and restructuring costs of $29,510 partially offset by a gain on the sale of an equity investment of $14,759.

(3)	The Company’s Coverage deficiency for 2004 includes net charges of $12,975, relating to a $15,408 charge for restructuring partially offset by a gain recognized on the extinguishment of debt of $2,433.

(4)	The Company’s Coverage deficiency for 2002 includes charges aggregating $46,396 arising from the Company’s impairment charge relating to its investment in CAT and a charge for construction design changes of $32,158 and $14,238, respectively.